May 24, 2011
VIA FAX (703) 813-6983 AND
EDGAR
Mr. John A. Spitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20459-7010
Re:	Doral Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 9, 2011
File No. 001-31579
Dear Mr. Spitz:
We hereby acknowledge the receipt of your letter dated May 9, 2011 (the “SEC Letter”). We hereby respond to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the SEC Letter. The responses follow the same order and reference number set forth in the Letter. To assist in your review, we have set forth the text of the Staff’s comments in italics below.
This Letter contains strategically important product specific information and strategies of Doral Financial Corporation and its subsidiaries (collectively, “Doral” or the “Company”). Pursuant to the Freedom of Information Act, see 5 U.S.C. paragraph 552 (“FOIA”), and the regulations promulgated by the Securities and Exchange Commission (“SEC”) pursuant thereto, see 17 CFR Section 200.80 et seq., we hereby respectfully request that the redacted segments of this Letter be treated confidentially and not be made available for inspection or copying. This Letter includes nonpublic commercial information that is privileged or confidential within the meaning of Section 200.80(b)(4) of the SEC’s regulations, the disclosure of which would cause significant harm to the Company.
Segments of this Letter contain proprietary commercial information, not available to the public from any other source. The disclosure of this information to competitors of the Company would provide them with information about the important product specific information and strategies as compared to the products and strategies followed by competitors. Also, disclosure of this information would reveal product information, strategies, and competitive positions of the Company that would place the Company at a competitive disadvantage with respect to competitors who do not publically disclose such

May 24, 2011

information. For these reasons, the Company believes that redacted segments of this Letter are privileged or confidential within the meaning of 17 CFR Section 200.80(b)(4).
Furthermore, it is respectfully requested that, pursuant to the applicable provisions of FOIA and the SEC’s regulations, any memoranda, notes, written communications (including e-mails) or any other writing of any kind (including drafts of any kind of writings) made by an employee, agent or any person under the control of the SEC, or any other governmental agency, that incorporate or relate to the redacted information contained in this Letter and (i) provided in any form by the Company, its employees, counsels, agents, or representatives to the SEC, or any other governmental agency, or (ii) referred to in any meeting, telephone conversation, conference or interview between the Company’s employees, counsels, agents or representatives and any employee, agent or any person under the control of the SEC or any other governmental agency, be kept in confidence, not disclosed to any person and not be made part of any public record.
We also respectfully request that if the SEC should make a preliminary determination denying the foregoing requests of confidentiality, the Company be given notice of such decision with sufficient time to allow the Company to submit additional support as to why the confidential treatment requested should be granted. In addition, if there is any request of disclosure of the information contained in the redacted segments of this Letter or of any other document where such information is referred to, we respectfully request that you notify the Company and the undersigned with copies of all written materials of such request prior to making any disclosure of such information. If the SEC decides to release or disclose any of the information for which confidential treatment is hereby requested, we respectfully request that the Company be given adequate advance notice of any intended disclosure or release in order to allow the Company to, if deemed necessary or appropriate, seek any available remedies.
Form 10-K for the Fiscal Year Ended December 31, 2010
Mortgage Loan Servicing, page 10
1.	We note your disclosure on page 10 that your servicing agreements are terminable by investors for cause as a result of changes in your financial condition that materially and adversely affect your ability to provide satisfactory servicing of loans. Please tell us and disclose in future filings if any of your servicing agreements have been terminated in the periods presented. If so, please disclose the amount of loans serviced under the terminated agreements and the impact the termination had on your financial statements.
Response to Comment #1:
As of December 31, 2010, 2009 and 2008, none of the Company’s servicing agreements have been terminated. In future filings we will revise our disclosures to state whether any of our servicing agreements have been terminated in the future periods in which such termination may occur and the effect any such future termination may have on our financial statements, if any.

May 24, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies
Allowance for Loan and Lease Losses, page 71
2.	We note your disclosure on page 72 that for management’s valuation of a collateral dependent loan without a current appraisal you consider several factors including the price at which individual units could be sold in the current market, the period of time over which the units would be sold, the estimated cost to complete the units, the risks associated with completing and selling the units, and the required rate of return on investment a potential acquirer may have and current market interest rates in the Puerto Rico market. We note similar disclosures on page F-81 under your fair value measurements footnote. Please revise both disclosures to state clearly how the rate of return, holding costs, and the borrowing rate impact the valuation of the underlying collateral. Additionally, please clarify whether these amounts are deducted from the valuation to determine the “as-is” value of the property at the impairment date.
Response to Comment #2:
We will revise future filings to disclose that each of the noted factors may have a different and sometimes offsetting effect on the estimated value of the asset. For example, higher rates of return and higher holding costs have an adverse effect on the estimated value of the asset while higher interest rates on loans have a positive effect on the estimated value of the asset. Doral considers management’s estimate of the fair value of the collateral determined as described the “as-is” value of the property at the measurement date which considers the previously mentioned factors.
Loans Held for Investment
Table H — Loan receivable, net page 97
3.	Please tell us and revise your future filings to reconcile the different amounts in your loans receivable, gross totaling $5.59 billion in Table H — Loans receivable, net to $5.61 billion presented in Table I — Loans receivable by contractual maturities.
Response to Comment #3:
Table H — Loans receivable, net presents the recorded investment in loans receivable as of each period presented. Table I — Loans receivable by contractual maturities presents the unpaid principal balance of loans receivable by their contractual maturity. Table I excludes the deduction of $24.2 million of unearned income, premiums and discounts as of December 31, 2010. We will revise future filings to present contractual maturity of loans receivable based on the recorded investment. As of December 31, 2010, the recorded investment in loans receivable by contractual maturities was as follows:

May 24, 2011

Table I — Loans receivable by contractual maturities

	As of December 31, 2010
(In thousands)	1 year or less	1 to 5 years	Over 5 years	Total
Consumer
Residential mortgage	$53,071	$189,222	$3,505,716	$3,748,009
Lease financing receivables	1,661	3,146	—	4,807
Consumer — other	37,021	16,269	1,090	54,380

Total consumer	91,753	208,637	3,506,806	3,807,196

Commercial
Commercial real estate	247,682	266,063	175,201	688,946
Commercial and industrial	76,247	236,354	321,094	633,695
Construction and land	260,593	82,640	115,501	458,734

Total commercial	584,522	585,057	611,796	1,781,375

Loans receivable, gross	$676,275	$793,694	$4,118,602	$5,588,571

Credit Risk
Table CC — Loans past due 90 days and still accruing, page 127
4.	We note disclosure on page 127 and F-37 that your total loans past due 90 days and still accruing were $2.56 million and $3.38 million at December 31, 2010 and 2009, respectively. Based upon footnote four to Table Y on page 122, it appears that your current tabular disclosure excludes non-performing FHA/VA guaranteed residential mortgage loans. Please tell us and revise your disclosure in future filings to explain the reasons for the exclusion of these loans from your tabular presentation. Please also consider providing disclosures herein similar to those included in footnote four to your Table Y on page 122.
Response to Comment #4:
In previous quarters Doral provided footnote disclosure of the amount of FHA/VA guaranteed residential mortgage loans past due 90 days or more and still accruing. As of December 31, 2010 the footnote was inadvertently omitted. We will revise future filings to include the amount of FHA/VA guaranteed residential mortgage loans past due 90 days or more and still accruing. As of December 31, 2010, $31.5 million of FHA/VA guaranteed residential mortgage loans were past due 90 days or more and still accruing.
Table FF — Allocation of allowance for loan and lease losses, page 132
5.	We note your disclosure on page 132 that the provision for loan losses increased by $6.8 million and $1.0 million from 2009 to 2010 due to residential mortgage and commercial real estate loan TDRs individually evaluated for impairment, respectively. Please tell us

May 24, 2011

and revise future filings to disclose the qualitative factors that caused these increases to the provision for loan losses as it relates to your TDRs. Specifically, provide enhanced disclosures explaining the increase as it relates to increased provisions due to loans newly restructured in 2010, delinquency of TDRs restructured in prior years, significant individual TDRs which required a material provision, any changes to your allowance for loan losses methodology for TDRs, in addition to any other reasons which would provide a clear understanding.
Response to Comment #5:
During 2010, Doral redesigned its loss mitigation programs to better address specific borrower circumstances that drive a significant portion of the residential mortgage, other consumer (together, consumer loans), and commercial real estate delinquencies so that currently Doral has a suite of loss mitigation programs collectively referred to as the “Payment Reduction Plan” (“PRP” or the “Plan”). This Plan offers alternatives that defer cash flows to the bank and may provide for the reduction of future interest and term extensions. Deferred cash flows are moved to the end of the loan term, and none of the programs adopted by Doral provide for the forgiveness of contractually due principal or interest. Loss mitigation programs prior to the introduction of the PRP did not provide any reduction of interest and therefore had a minimal impact on the provision for loan and lease losses. The temporary reductions in interest, term extensions, interest only periods and similar features of the PRP that defer cash flows to later in the loan repayment stream result in a higher provision since the impairment analysis discounting the cash flows results in a higher measure of loan impairment. As a result of the redesign of the loss mitigation programs in 2010, residential mortgage TDRs increased $256.1 million in 2010 compared to 2009. The increase in TDRs together with the effect on future cash flows of the concessions granted in the loss mitigation programs resulted in the increase of $6.8 million in the provision for residential mortgage loans.
Commercial real estate TDRs increased $20.3 million compared to 2009 due in part to new loss mitigation programs which were extended to commercial real estate customers. In addition, several large commercial real estate loans were restructured in 2010. The increased level of commercial real estate loss mitigation, combined with the specific terms of the large commercial real estate loan restructures, resulted in an increase in the provision of $1.0 million. There were no changes in our allowance for loan and lease loss methodology for TDRs that had a significant effect on the 2010 loan loss provision estimate in 2010.
We will revise future filings to clearly disclose the qualitative factors that may cause changes to the provision for loan and lease losses as it relates to TDRs.
6.	We also note from your disclosures on page 132 that your provision for loan losses and charge-offs increased by $8.4 million due to a commercial real estate loan participation that was adversely classified during 2010. Please tell us and revise future filings to disclose the following:
•	The gross investment and related allowance for loan losses in loan participations at December 31, 2010; and

May 24, 2011

•	The procedures you perform to determine the allowance for loan losses related to loan participations, including but not limited to when to record a provision for loan loss and/or charge-off on all or a portion of the loan balance, and other procedures performed on an initial and on-going basis.
Response to Comment #6:
The gross investment in loan participations at December 31, 2010 was $616,561,880.
The Company utilizes the same methodologies and criteria to estimate the allowance for loan and lease losses and related provision for all loans, regardless of whether they are participated or originated. Doral’s methodologies that guide the Company in estimating and recording its allowance for loan and lease losses and provision are described at length in the Form 10-K and 10-Q filed with the SEC. The referenced loan was specifically described in the related filings because individually it had a significant effect on the operating results of Doral. Identifying the loan as acquired through a participation agreement was not intended to attribute any unique characteristic to the loan or loss reserving methodology of participated loans, but was intended only as a descriptive characteristic of the specific loan. Prospectively we will not describe “participation” as a characteristic of the loan in question.
7.	As a related matter, please provide us with the following information for the loan participation interest that was adversely classified during 2010:
•	The business purpose of the loan as your disclosure only states that it was a commercial real estate loan;

•	The underlying collateral supporting the loan;

•	When the loan was originated and when your participation interest was acquired, if different;

•	The allowance for loan losses associated with the loan, as applicable;

•	When the loan was adversely classified and placed on non-accrual status, as applicable;

•	The last appraisal for the loan, as applicable; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
Response to Comment #7:
•

•

•

•

May 24, 2011

•

•
Table HH — Impaired loans and related allowance, page 134
8.	We note your disclosure on page 134 that total impaired loans and related allowance was $1,193.96 million and $68.88 million at December 31, 2010 and $874.53 million and $56.51 million at December 31, 2009, respectively. In addition, we note disclosure on page 119 of your 2009 Form 10-K that impaired loans and the related allowance as of December 31, 2009 was $530.75 million and $48.22 million, respectively. Please further explain the reasons for this difference and consider revising your future filings accordingly.
Response to Comment #8:
The discrepancy in the amount of impaired loans as of December 31, 2009 between the 2010 Form 10-K and the 2009 Form 10-K was the result of a revision to our impaired loan disclosure in 2010. Specifically, in 2009 we had disclosed that for loss mitigated loans without a concession in interest, the loans were included in our regular pool of residential mortgage loans for our determination of the allowance for loan and lease losses under ASC 450-20-25 (SFAS No.5). As such, these loans were excluded from the impaired loans table in the 2009 Form 10-K. In 2010, in part due to the evaluation of our reserve calculation pursuant to a question raised in a previous letter from the SEC (question 1 of the letter dated March 3, 2011), we revised our disclosure for both 2010 and 2009 to disclose our conclusion that for loss mitigated loans without a concession in the interest rate, the loans are impaired under the provisions of ASC 310-40-35 (SFAS No. 15). The Company therefore measured the pool for impairment under the provisions of ASC 310-10-35 (SFAS No. 114) by performing an analysis of discounted cash flows giving consideration to the probability of default and loss given foreclosure on those estimated cash flows. Management has compared the results of the impairment calculations pursuant to ASC 450-20-25 and ASC 310-10-35, and concluded that the difference was not material to Doral’s consolidated financial statements as of December 31, 2010. However, while there was no primary financial statement effect of the change in reserve calculation, the footnote disclosure was changed to reflect the loans that had previously been loss mitigated that now are considered TDRs. Comparative presentation was adjusted accordingly in the 2010 Form 10-K. Future filings will be presented in a manner consistent with the 2010 Form 10-K presentation.

May 24, 2011

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Allowance for Loan and Lease Losses, page F-14
9.	We note your accounting policy for impaired loans on page F-15. Please revise to disclose your policy for recognizing interest income and how cash receipts are recorded for impaired loans. Refer to ASC 310-10-50-15(b).
Response to Comment #9:
We have revised our March 31, 2011 disclosure in note 9 to the financial statements and will revise future filings to include the following disclosure:
Accrued interest receivable on impaired loans is reversed when a loan is placed on nonaccrual status. Interest collections on non-accruing loans, for which the ultimate collectability of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to interest income when received. These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection. Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. Otherwise, the loans are placed on nonaccrual status and reported as non-performing until there is sustained repayment performance for a reasonable period.
10.	We note your disclosure on page F-15 that management’s strategy is to maximize proceeds from the disposition of foreclosed assets as opposed to rapid liquidation as part of their intention to preserve capital. In addition, we note your disclosure on page F-55 that during the second quarter of 2010 you established an additional $17.0 million provision to recognize the effect of management’s strategic decision to reduce pricing of other real estate owned to accelerate sales. Please revise your accounting policy disclosure and other relevant sections of your future filings to be consistent with your current policy and practice for foreclosed assets. In addition, please tell us if the change in your strategy for other real estate owned resulted in a change to your valuation technique(s) for other real estate owned.

May 24, 2011

Response to Comment #10:
Management’s intention continues to be to preserve capital and its strategy continues to be to maximize proceeds from the disposition of foreclosed assets as opposed to rapid liquidation. Nevertheless, in Q2 2010 due to the growing number of properties in OREO, the lower number of units being sold from OREO, and the increasing aging of units in OREO, it was concluded that a discount to the then estimated fair value was necessary to reflect a more appropriate estimate of the market value of OREO properties. Doral’s accounting policy and practice was, and remains, to state the OREO properties at lower of cost or market. The write-down was taken as a result of a change in the estimated fair value of the OREO properties as a result of changing market conditions for sale of properties as reflected in the increasing number of and aging in OREO. Accordingly, we believe no change to our disclosures concerning our OREO accounting policy or practice is required.
Note 10. Loans Held for Sale and Loans Receivable, page F-34
11.	We note your loan receivables by product and geographic location tabular disclosure on page F-35. Please tell us how you considered paragraphs ASC 310-10-55-16 through 310-10-55-18 and 22 in determining that further disaggregation of your commercial real estate and construction and land segments was not necessary. Confirm to us, if true, that the classes presented in this tabular disclosure are at the level management uses to assess and monitor the risk and performance of the loan portfolio.
Response to Comment #11:
The Company segregates its loan portfolio in two portfolio segments, consumer and commercial and by geographic location within those segments, Puerto Rico and United States. In accordance with ASC 310-10-55-18 we have established these segments as each has a systematic methodology used to determine its allowance for loan and lease losses and the performance characteristics of the loan type and geography are notably different. However, the performance characteristics of the loans within the loan type and geographical classification are expected to be consistent. In addition, each portfolio segment has been further disaggregated by class of financing receivable based on the type of loans in accordance with guidance in ASC 310-10-55-17, as follows:
•	The consumer segment includes residential mortgage loans, lease financing receivables and other consumer loans (including personal loans, revolving lines of credit, credit cards and overdrafts). In general the allowance for loan and lease losses (“ALLL”) for this portfolio segment is determined based on their delinquency. Consumer credit facilities are provided a percentage of reserve at inception (“pass”) with structured increases through loss (time in which they are fully reserved and charged-off). For residential mortgage loans determined to be TDRs, on a monthly basis, the Company pools TDRs with similar characteristics and performs an impairment analysis of discounted cash flows. If a pool yields a present value below the recorded investment in the pool of loans, an impairment is recognized by a charge to the provision for loan and lease losses and a credit to the ALLL. For loss mitigated

May 24, 2011

loans without a concession in the interest rate, the Company performs an impairment analysis of discounted cash flows giving consideration to the probability of foreclosure and loss given foreclosure on those estimated cash flows, and records an impairment by charging the provision for loan and lease losses with a corresponding credit to the ALLL.
•	The commercial segment includes commercial real estate, construction and land and commercial and industrial loans. For this portfolio segment management estimates the ALLL for loans that are not reviewed individually for impairment by reference to expected charge-offs of each loan class and delinquency levels as well as historical charge-off, delinquency trends and economic data. Loans in this portfolio segment are segregated into risk rating segments based on current delinquency status (pass, sub-standard, doubtful and loss) and a formula driven reserve percentage is applied to each risk rating segment to arrive at the ALLL. For loans in this portfolio segment evaluated individually for impairment, management estimates the ALLL at the loan’s estimated net realizable value determined by discounting the expected future cash flows at the loan’s effective interest, or as practical expedient, at the estimated fair value of the collateral, if the loan is collateral dependent.
In light of all the facts and circumstances, we hereby confirm that the level of disaggregation presented in the tabular disclosure on page F-35 is at the level management uses to assess and monitor the risk and performance of the loan portfolio as described above. Doral is of the opinion that this position is further supported by the new segment reporting groupings developed by Doral in the first quarter of 2011 and reported in our March 31, 2011 Form 10-Q which identifies Puerto Rico and U.S. as the reportable segments by which Doral manages its businesses, and identifies construction and land loans as part of its “liquidating portfolio” segment. Doral believes further disaggregation of the commercial real estate and construction and land portfolios would be excessive detail that would not provide the financial statement users with any additional or useful information than is already provided in our disclosures.
Credit Quality, page F-38
12.	We note your disclosure on page F-39 that loan delinquency is your primary credit quality indicator that you monitor and is the basis for your internal risk ratings. In addition, we note that you rely on your internal risk rating system and internal classifications to provide timely identification of potential deterioration in loan quality attributes and you also consider refreshed loan-to-value ratios in analyzing credit quality. Please tell us how you considered the guidance in ASC 310-10-50-28 to 30 and ASC 310-10-55-19 in your determination that the delinquency of the loan portfolio was the only credit quality indicator that met the disclosure requirements. If there are other credit quality indicators that were not presented in the 2010 Form 10-K please revise future filings to include the disclosures required by ASC 310-10-50-29 for the other indicators and provide us with a draft of these disclosures as of March 31, 2011.

May 24, 2011

Response to Comment #12:
After consideration of the guidance provided in ASC 310-10-50-28 to 30 and evaluation of our monitoring processes, management has determined it will provide additional disclosure in future filings as detailed below:
The Company monitors credit quality within its three portfolios primarily utilizing delinquency data. Consumer credit risk scores (“FICOs”), internal risk ratings, loan-to-value ratios, and debt service coverage ratios are used for different processes related to credit risk management, but are not used to monitor portfolio credit quality.
Consumer Credit Quality Indicators Doral uses delinquency data to monitor its consumer portfolio credit quality and does not use other indicators to monitor portfolio credit quality. Refer to the following tables for delinquency data: (i) Aging of Past Due Loans-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010; (ii) Recorded Investment in loans by delinquency buckets-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010 and; (iii) Non-Performing Assets-Table V of Form 10-Q for the quarter ended March 31, 2011 and Table Y of Form 10-K for the year ended December 31, 2010. Management monitors delinquency data on a daily basis for several purposes, including setting collections targets, allocating collections resources to specific segments of the consumer portfolio, forecasting delinquency trends, identifying loans for loss-mitigation, and evaluating performance by product for possible changes in business strategy. The Company utilizes FICOs and loan-to-value ratios in the origination and underwriting processes to determine risk level and the applicable pricing. The Company refreshes FICO scores on a quarterly basis and loan-to-values on an as-needed basis for use at an individual loan level in collections and loss-mitigation activities. Management also uses updated loan-to-values for the purposes of estimating the Allowance for Loan and Lease Losses.
Commercial Credit Quality Indicators Doral uses delinquency data to monitor its commercial portfolio credit quality and does not use other indicators to monitor portfolio credit quality. Refer to the following tables for delinquency data: (i) Aging of Past Due Loans-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010; (ii) Recorded Investment in loans by delinquency buckets-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010 and; (iii) Non-Performing Assets-Table V of Form 10-Q for the quarter ended March 31, 2011 and Table Y of Form 10-K for the year ended December 31, 2010. Management monitors delinquency data on a daily basis for several purposes, including setting collections targets, allocating collections resources to specific segments of the commercial portfolio, forecasting delinquency trends for management action, identifying loans for trouble debt restructuring, and evaluating performance by product for possible changes in business strategy. The Company utilizes debt service coverage ratios (DSCRs) and loan-to-value ratios for

May 24, 2011

underwriting purposes, which is generally limited to work-out activities for this liquidating line of business. The Company obtains updated financial statements and appraisals to recalculate DSCRs and loan-to-value ratios, respectively, on an as-needed basis, including but not limited to the time of renewal of a facility, certain stages of delinquency, and regulatory prescribed events. The commercial loans are evaluated, using updated DSCRs and LTVs where applicable, and either rated as pass or criticized, with criticized referring to those loans that are internally classified or listed by the Company as special mention, substandard, doubtful, or loss as defined by Doral’s internal loan risk rating system. Management primarily uses these updated loan-to-values for the purposes of estimating the Allowance for Loan and Lease Losses, board reporting of loans in excess of supervisory LTVs, and for collections and loss-mitigation activities.
Construction and Land Credit Quality Indicators Doral uses delinquency data to monitor its construction and land portfolio credit quality and does not use other indicators to monitor portfolio credit quality. Refer to the following tables for delinquency data: (i) Aging of Past Due Loans-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010; (ii) Recorded Investment in loans by delinquency buckets-Note 9 of the Consolidated Financial Statements included in Form 10-Q for the quarter ended March 31, 2011 and Note 10 of the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2010 and; (iii) Non-Performing Assets-Table V of Form 10-Q for the quarter ended March 31, 2011 and Table Y of Form 10-K for the year ended December 31, 2010. Management monitors delinquency data on a daily basis for several purposes, including setting collections targets, allocating collections resources to specific segments of the construction portfolio, forecasting delinquency trends for management action, identifying loans for trouble debt restructuring, and evaluating performance by product for possible changes in business strategy. The Company utilizes cash-flow estimation models and loan-to-value ratios for underwriting purposes, which is generally limited to work-out activities for this liquidating line of business. The Company obtains updated financial statements and appraisals to update the cash-flow estimation models and loan-to-value ratios, respectively, on an as-needed basis, including but not limited to the time of renewal of a facility, certain stages of delinquency, and regulatory prescribed events. The construction loans are evaluated, using updated cash-flow estimation models and LTVs where applicable, and either rated as pass or criticized, with criticized referring to those loans that are internally classified or listed by the Corporation as special mention, substandard or doubtful as defined by the regulatory agencies. Management primarily uses these updated loan-to-values for the purposes of estimating the Allowance for Loan and Lease Losses, board reporting of loans in excess of supervisory LTVs, and for collections and loss-mitigation activities.

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Loan modifications and troubled debt restructurings, page F-41
13.	We note your TDR re-default tabular disclosure on page F-43 and that total re-defaults during 2010 and 2009 were $113.99 million and $223.34 million, respectively. Please revise your future filings to provide more granular disclosures with respect to your re-defaulted TDRs and bridge the gap to your other TDR disclosures such as those provided on pages 125 and F-42 in addition to the following:
•	Disclosure of when your restructuring programs began;

•	The average re-default rate for TDRs by loan category for each year presented;

•	The amount of TDRs that re-default in the same year as restructured for each year presented; and

•	When you consider a TDR to have re-defaulted (i.e. one missed payment, 90 days or over, etc.).
Please provide us with your proposed disclosures as of December 31, 2010 and March 31, 2011.
Response to Comment #13:
The Company provided a description of the different loan modification and troubled debt restructuring programs on pages 119 — 121 in our December 31, 2010 10-K, including when the various restructuring programs began and discontinued programs ended. We provided additional detail regarding our residential mortgage loan restructuring programs in the response to question number 1 of the September 28, 2010 letter from the staff of the SEC. Doral concluded in late 2007 that it is in the best interests of the borrower and the bank to make efforts to keep borrowers in their homes, paying what they could pay on their homes, and maintaining the properties. Therefore in late 2007 Doral initiated its first loss mitigation program. By mid-2010 other programs had been added to address specific borrower circumstances that drive significant portions of the residential mortgage and other consumer loan delinquencies (together, consumer loans) so that currently Doral has a suite of loss mitigation programs collectively referred to as the “Payment Reduction Plan.”
In the tables below we have included the average re-default rate for TDRs by loan category for each period presented and the amount of TDRs that re-defaulted in the same year as restructured, for each year presented. The recorded investment column is the carrying value of TDRs originated during the last twelve months that have defaulted on one scheduled payment (by one or more days past due) in the current period (for March 2011 that would be TDRs originated from April 1, 2010 through March 31, 2011 that missed one payment by one or more days in the first quarter of 2011). Therefore, this is a subset of other tables presented throughout the Form 10-K and Form 10-Q that include TDRs originated by year.

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Loan modifications considered troubled debt restructurings made during the twelve months previous to December 31, 2010, 2009 or 2008, respectively, that defaulted (one missed payment or one or more days past due) during the years ended December 31, 2010, 2009 and 2008, respectively, were as follows:

	Year Ended December 31,
	2010			2009			2008
		Recorded	Re-Default		Recorded	Re-Default		Recorded	Re-Default
(Dollars in thousands)	# contracts	Investment	Rate	# contracts	Investment	Rate	# contracts	Investment	Rate

Consumer
Residential mortgage	755	$95,238	20.34%	1,357	$158,601	49.60%	824	$88,885	55.26%
Other consumer	10	87	17.40%	14	99	7.61%	—	—	0.00%

Total consumer	765	95,325	20.33%	1,371	158,700	49.43%	824	88,885	55.26%

Commercial
Commercial Real Estate	34	8,995	26.37%	77	20,326	70.72%	46	12,202	66.99%
Commercial and industrial	—	—	0.00%	—	—	0.00%	—	—	0.00%
Construction and land	2	9,674	23.99%	14	44,308	70.39%	8	62,606	95.71%

Total commercial	36	18,669	24.08%	91	64,634	70.49%	54	74,808	89.45%

Total re-default	801	$113,994	20.86%	1,462	$223,334	54.11%	878	$163,693	66.96%

Loan modifications considered troubled debt restructurings made during the twelve months previous to March 31, 2011 or 2010, respectively, that defaulted (one missed payments or one or more days past due) during the quarters ended March 31, 2011 and 2010, respectively, were as follows:

	Quarters Ended March 31,
	2011			2010
		Recorded	Re-Default		Recorded	Re-Default
(Dollars in thousands)	# contracts	Investment	Rate	# contracts	Investment	Rate
Consumer
Residential mortgage	396	$50,561	10.12%	212	$20,388	6.69%
Other consumer	11	95	30.74%	53	392	26.59%

Total consumer	407	50,656	10.13%	265	20,780	6.79%

Commercial
Commercial Real Estate	19	3,722	8.42%	18	2,750	9.81%
Commercial and industrial	—	—	0.00%	—	—	0.00%
Construction and land	—	—	0.00%	—	—	0.00%

Total commercial	19	3,722	4.83%	18	2,750	4.99%

Total re-default	426	$54,378	9.42%	283	$23,530	6.51%

An alternative view of measuring the risk of re-default of loss mitigated loans is to measure the amount of loans that become 90 days past due, or are acquired by the lender in foreclosure, within 12 months of executing the TDR. Doral’s management believes the 90 day delinquent indicator of re-default is a better measure than the technical one-day delinquent indicator of default as it excludes those short term technical defaults that arise due to delays in mail delivery or borrower personal circumstances that may result in a temporary delay of the payment due.

May 24, 2011

Loan modifications considered troubled debt restructurings made during the twelve months previous to December 31, 2010, 2009 or 2008, respectively, that defaulted (90 days or more past due) during the years ended December 31, 2010, 2009 and 2008, respectively, were as follows:

	Year Ended December 31,
	2010			2009			2008
		Recorded	Re-Default		Recorded	Re-Default		Recorded	Re-Default
(Dollars in thousands)	# contracts	Investment	Rate	# contracts	Investment	Rate	# contracts	Investment	Rate
Consumer
Residential mortgage	295	$37,183	7.94%	380	$51,654	16.15%	203	$27,426	17.05%
Other consumer	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total consumer	295	37,183	7.93%	380	51,654	16.09%	203	27,426	17.05%

Commercial
Commercial Real Estate	6	1,169	3.43%	20	5,938	20.66%	14	5,002	27.46%
Commercial and industrial	—	—	0.00%	—	—	0.00%	—	—	0.00%
Construction and land	2	9,674	23.99%	8	43,576	69.23%	6	62,334	95.29%

Total commercial	8	10,843	13.98%	28	49,514	54.00%	20	67,336	80.52%

Total re-default	303	$48,026	8.79%	408	$101,168	24.51%	223	$94,762	38.76%

Loan modifications considered troubled debt restructurings made during the twelve months previous to March 31, 2011 or 2010, respectively, that defaulted (90 days or more past due) during the quarters ended March 31, 2011 and 2010, respectively, were as follows:

	Quarters Ended March 31,
	2011			2010
		Recorded	Re-Default		Recorded	Re-Default
(Dollars in thousands)	# contracts	Investment	Rate	# contracts	Investment	Rate
Consumer
Residential mortgage	32	$3,858	0.77%	4	$230	0.08%
Other consumer	2	20	6.47%	9	81	5.50%

Total consumer	34	3,878	0.78%	13	311	0.10%

Commercial
Commercial Real Estate	1	167	0.38%	—	—	0.00%
Commercial and industrial	—	—	0.00%	—	—	0.00%
Construction and land	—	—	0.00%	—	—	0.00%

Total commercial	1	167	0.22%	—	—	0.00%

Total re-default	35	$4,045	0.70%	13	$311	0.09%

May 24, 2011

Note 11. Allowance for Loan and Lease Losses and Impaired Loans, page F-43
14.	We note your interest income recognized on impaired loans tabular disclosure on page F-47. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.
Response to Comment #14:
We will revise future filings to disclose that “for TDRs where impairment is measured based on the present value of expected future cash flows, the entire change in present value is recognized as a provision for loan and lease losses, therefore, interest income in the table above does not include any interest based on the change in present value attributable to the passage of time.”
Note 28. Income Taxes, page 61
15.	We note your disclosure on page F-61 that under Puerto Rico Income Tax Law you and your subsidiaries are treated as separate taxable entities and do not file consolidated tax returns. In addition, we note your disclosures on page F-64 that your valuation allowance of $462.73 million relates to two Puerto Rico entities that were in a cumulative loss position. In an effort to provide transparent disclosures, please consider revising future filings to disclose your DTAs and related valuation allowances separately for each taxable entity.
Response to Comment #15:
Management will revise future filings to disclose DTAs and related valuation allowances separately for each taxable entity. As of March 31, 2011 the disclosure was as detailed in the table below.

May 24, 2011

	As of March 31, 2011
	Doral		Doral	Doral
	Financial	Doral	Mortgage	Insurance	Doral	Doral Bank
(In thousands)	Corporation	Bank PR	LLC	Agency	Money	FSB	Total
Differential in tax basis of IOs sold (1)	$214,481	$—	$—	$—	$—	$—	$214,481
Net operating loss carry-forwards	46,306	147,340	5,689	—	—	935	200,270
Allowance for loan and lease losses	3,288	41,471	—	—	1,916	587	47,262
Capital loss carry-forward	6,776	19,575	—	—	—	4	26,355
Reserve for losses on OREO	3,924	11,529	—	—	—	46	15,499
Other	14,081	26,151	168	2,917	—	161	43,478

Deferred tax assets	288,856	246,066	5,857	2,917	1,916	1,733	547,345
Unrealized gains on investment securities available for sale	—	(1,144)	—	—	—	(13)	(1,157)
Other	—	(314)	(139)	—	(15)	—	(468)

Deferred tax liabilities	—	(1,458)	(139)	—	(15)	(13)	(1,625)
Valuation allowance	(196,267)	(245,752)	—	—	—	—	(442,019)

Net deferred tax asset (liability)	$92,589	$(1,144)	$5,718	$2,917	$1,901	$1,720	$103,701

	As of December 31, 2010
	Doral		Doral	Doral
	Financial	Doral	Mortgage	Insurance	Doral	Doral Bank
(In thousands)	Corporation	Bank PR	LLC	Agency	Money	FSB	Total
Differential in tax basis of IOs sold (1)	$237,912	$—	$—	$—	$—	$—	$237,912
Net operating loss carry-forwards	46,634	139,813	5,963	83	—	829	193,322
Allowance for loan and lease losses	3,554	42,396	—	—	2,098	587	48,635
Capital loss carry-forward	6,776	20,003	—	—	—	4	26,783
Reserve for losses on OREO	4,903	12,391	—	—	—	46	17,340
Other	14,187	29,403	178	2,935	14	100	46,817

Deferred tax assets	313,966	244,006	6,141	3,018	2,112	1,566	570,809
Unrealized gains on investment securities available for sale	—	(1,889)	—	—	—	—	(1,889)
Other	—	(299)	(135)	—	(49)	—	(483)

Deferred tax liabilities	—	(2,188)	(135)	—	(49)	—	(2,372)
Valuation allowance	(219,017)	(243,708)	—	—	—	—	(462,725)

Net deferred tax asset (liability)	$94,949	$(1,890)	$6,006	$3,018	$2,063	$1,566	$105,712

(1)	The differential in tax basis of IOs sold can be allocated to any Puerto Rico legal entity within the Doral family of companies that generates taxable income (Doral Financial Corporation, Doral Bank PR, Doral Mortgage, LLC and Doral Insurance Agency).

May 24, 2011

Form 8-K, filed April 20, 2011
Exhibit 99.1
16.	We note disclosure that during the first quarter of 2011 you revised and updated your Collateral Price Index (CPI). This revision coupled with improvement in the performance of your loan portfolios has directly impacted the ALLL models as roll-rates and delinquency trends and probabilities of default continue to improve. We also note that your provision for loan losses had decreased from $21.1 million for the three months ended December 31, 2010 to $2.6 million for the three months ended March 31, 2011.Please tell us and revise your future filings to provide the following:
•	Separately quantify the impact of both the changes in your CPI and the improvement to your loan portfolio has had on your provision for loan losses during the three months ended March 31, 2011;
•	Discuss in further detail the reasons for improvements to the CPI in the current period and how this immediately results in a lower provision for loan loss recorded; and

•	Discuss in further detail how improvements to delinquency trends and probability of defaults can have an immediate material impact to your provision for loan losses recorded during the current quarter. In your response, please include a discussion of the historical look back periods incorporated into your roll-rate and/or migration analysis by loan type as deemed necessary.
Response to Comment #16:
Management initiated a broad review of its ALLL methodologies in January 2011. The review was conducted in greater depth than past periodic reviews, and many past decisions affecting the ALLL estimate were challenged as management worked to generate its best estimate of the ALLL and provision and looked to utilize analytical and technology tools that were not previously available. The following table summarizes the primary changes to the quarter ended March 31, 2011 provision (compared to the quarter ended December 31, 2010 provision) that resulted from the review:

Estimate Refinement Description	Q1 Provision Effect
Update roll rates to reflect actual collections activity	$5.4 million benefit
Update for the quarter estimate of real estate values on collateral dependent loans without current appraisals using the CPI	$7.9 million benefit
Calculating roll rates by product type rather than combined for all products	$1.0 million benefit
Excluding mortgage loan TDRs from the mortgage loan roll rates	$2.5 million additional provision
Increasing severity estimate for second mortgages from 75% to 100%	$2.5 million additional provision
With regards to the Collateral Pricing Index (CPI), it is used to estimate the decline in the market value of commercial, construction, and land properties. It is used only because current appraisals are not available on a portion of collateral dependent loans being measured for impairment. The following two principal refinements to estimate losses inherent in the portfolio were made: (a) the size of the population in the index was increased to improve the reliability of the index as a measure of market changes in collateral values, and (b) the population was reviewed to ensure that the estimate provided a measure of the decline in market value by validating that appraised properties were exactly the same in both the old and new appraisals.
First, it was considered that the validity of the CPI market value estimate would be enhanced by developing a larger population of comparative appraisals. To increase the population Doral looked to include all appraisals received in 2008, 2009 and 2010 rather than a subset of appraisals that had been captured through a particular loan monitoring process. Second, to ensure that changes in estimated real estate values appropriately reflected only changes in market value, and not changes in the intended use or definition of the property, the old and

May 24, 2011

new appraisals were studied to make sure that all comparative property valuations were precisely aligned. For example, if the prior appraisal was performed using a cash flow forecast based on development and sell-out of a residential construction project and the most-recent appraisal was performed using the land only, the change in pricing would not necessarily be the result of changes in market value. Where possible, comparable values (liquidation value for same land parcel, for example) were isolated in each appraisal, and the corresponding amounts were adjusted in the data base if necessary. The data to complete the comparison was not previously captured in the CPI data base. The combination of the two refinements resulted in estimates of the changes in market value of Puerto Rico real estate that better reflect the market conditions and circumstances of the properties than did previous estimates. The CPI amounts developed were applied to the stale property values from older appraisals to estimate current fair value in the normal course of performing the first quarter of 2011 allowance for loan losses estimate and calculating the current period provision in the normal course of the first quarter 2011 loan loss reserving processes.
Also as part of Doral’s review of its reserving methodologies and process, the Company studied its calculation and use of roll rates used to estimate the probability that a property will move to foreclosure from its current delinquency status. Through December 31, 2010 it was Doral’s accounting practice to annually update (or earlier, if necessary) its estimate of the probability of foreclosure for all loan portfolios. The update had last been done in second quarter of 2010 reflecting the roll rates for the 12 months ending March 31, 2010. As Doral had greatly increased its collection efforts in the last four months of 2010 and the first three months of 2011, and had significantly improved the performance characteristics of delinquent loans, management assessed whether such a change was temporary or sustainable. Management concluded that such collection performance was sustainable in the first quarter of 2011, and that such change should be reflected in the quarter ended March 31, 2011 allowance for loan losses and provision amounts. In addition, it was considered that further changes in circumstances should be reflected more timely in the financial statements, and the frequency for updating the 12 month average roll rates should be quarterly prospectively, on a one quarter lag, rather than up to a four quarter lag.
Furthermore, based on the review management also concluded that: (i) TDRs that were temporary restructures should be excluded from the roll rate analysis because it was unknown whether the loan would continue to perform at the end of the concession period, (ii) roll rates by product were adopted since they were considered a more precise and granular measurement than mixing roll rate experience across loan products because the portfolios had different performance characteristics, and (iii) the 75% loss severity on second trust mortgages was increased to 100% because of observed losses on sales of OREO. Combined, these probability of foreclosure/loss given foreclosure changes improved the quality of the loan loss allowance and provision estimate and resulted in an earnings benefit of $1.4 million net on the first quarter of 2011 provision for loan losses.
In addition to the changes in estimate described above, which in total resulted in a $9.3 million benefit to the first quarter of 2011 earnings, Doral recorded a $11.9 million provision expense in the period for loans measured individually for impairment, predominantly for certain land loans, as a result of new information on those loans that reduced the amounts estimated to be recoverable. Accordingly, the decline in the provision expense from $21.1 million in the fourth quarter of 2010 to $2.6 million in the first quarter of 2011 reflects the improved credit quality of the loan portfolio driven by improved collections and as evidenced by lower non-performing loans resulting

May 24, 2011

from the greatly enhanced collection efforts, as well as the net effect of previously discussed matters.
17.	As a related matter and noting the table on page 10, please tell us whether you utilize the CPI in determining the provision for loan losses for your construction and land portfolio as disclosure on pages 68 and F-81 of your Form 10-K for the period ended December 31, 2010 would indicate. We also note that your provision for loan losses related to your construction and land portfolio was $7.2 million during the three months ended March 31, 2011 as compared to a reversal of $5.8 million related to your CRE portfolio during this same time period. Please tell us in further detail and revise your future filings to explain the reasons for an increase in provisions to your construction and land portfolio as compared to a reversal of provisions to your CRE portfolio if the allowance for loan losses is derived from the underlying collateral valuations.
Response to Comment #17:
The CPI is utilized to estimate the decline in market value of commercial, construction and land loan properties for purposes of determining the provision for loan and lease losses for any collateral dependent loan for which a recent appraisal has not been received. This applies to loans in the construction and land portfolio as well as the CRE portfolio.
The effect of the CPI on the estimated value of real estate underlying collateral dependent loans is only one of several factors resulting in the provision for loan losses for the CRE and construction and land portfolios. The most significant additional factor in the first quarter of 2011 is the measurement of impairment on those loans reviewed individually for impairment (generally the larger, non-performing loans). The significant components of the first quarter of 2011 CRE and construction and land provision for loan losses were as follows:

	Commercial	Construction
(In millions)	Real Estate	and Land
Effect of CPI change	$(5.40)	$(1.90)
Individual loan measurements, net	(0.40)	9.10

Net provision	$(5.80)	$7.20

We will provide a meaningful level of granularity of the provision components in future filings as considered appropriate under the circumstances.

May 24, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on the response above or require any additional information, please do not hesitate to contact the undersigned at (787) 474-6296.

Sincerely,
/s/ Robert E. Wahlman
Robert E. Wahlman
Executive Vice President and Chief Financial Officer